UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-37408

DHX Media Ltd.
(Name of registrant)

5657 Spring Garden Road, Suite 505
Halifax, Nova Scotia, Canada
B3J 3R4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: November 20, 2019	By:	/s/ James Bishop
Name: James Bishop
Title: Corporate Secretary

Form 6-K Exhibit Index

Exhibit
Number	Document Description

99.1	Notice of Annual and Special Meeting of Shareholders to be held on December 17, 2019
99.2	Management Information Circular dated November 5, 2019 for the Annual and Special Meeting of Shareholders to be held on December 17, 2019
99.3	Form of Proxy for the Annual and Special Meeting of Shareholders to be held on December 17, 2019